Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF FORMATION OF "NODABL NETWORKS LLC", FILED IN THIS OFFICE ON THE TWENTY-SECOND DAY OF JANUARY, A.D. 2019, AT 3:52 O`CLOCK P.M.





Jeffrey W. Bullock, Secretary of State

7248018 8100
SR# 20190419642

Authentication: 202125298
Date: 01-23-19

You may verify this certificate online at corp.delaware.gov/authver.shtml

State of Delaware
Secretary of State
Division of Corporations
Delivered 03:52 PM 01/22/2019
FILED 03:52 PM 01/22/2019
SR 20190419642 - File Number 7248018

CERTIFICATE OF FORMATION

OF

NODABL NETWORKS LLC

FIRST: The name of the limited liability company is NODABL Networks LLC (the "Company").

SECOND: The address of the Company's registered office in the State of Delaware is 251 Little Falls Drive, Wilmington, DE 19808 in the county of New Castle. The name of the Company's registered agent at such address is Corporation Service Company.

THIRD: Except as otherwise provided by the Delaware Limited Liability Company Act, the debts, obligations and liabilities of the Company, whether arising in contract, tort or otherwise, shall be solely the debts, obligations and liabilities of the Company; and no member, manager or other agent of the Company shall be obligated personally for any such debt, obligation or liability of the Company solely by reason of being a member, manager or other agent of the Company.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation of NODABL Networks LLC this 22nd day of January, 2019.

/s/ Dr. Aroon Tungare
Dr. Aroon Tungare, Authorized Person

9512862